EXHIBIT B

CODE OF ETHICS FOR THE PRINCIPAL EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

HALLMARK VENTURE GROUP, INC. (to be renamed SDR Drone, Inc.)

Adopted June 22, 2026

1. Purpose and Persons Covered

This Code of Ethics (this "Code") applies to the Company's principal executive officer or officers, principal financial officer, principal accounting officer or controller, and any other person performing similar functions (collectively, the "Senior Officers"). The Company expects each Senior Officer to act with honesty and integrity and to foster a culture of transparency in the Company's financial reporting and disclosure.

2. Honest and Ethical Conduct

Each Senior Officer shall act honestly and ethically in the performance of his or her duties, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

3. Conflicts of Interest

Each Senior Officer shall avoid any personal activity, investment, interest, or association that could appear to interfere, or that might interfere, with the independent exercise of his or her judgment in the Company's best interests, and shall not use his or her position with the Company for improper personal gain. Any material transaction or relationship that reasonably could be expected to give rise to such a conflict shall be disclosed to, and is subject to the review of, the Audit Committee.

4. Full, Fair, and Accurate Disclosure

Each Senior Officer shall use reasonable efforts to promote full, fair, accurate, timely, and understandable disclosure in the reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications made by the Company. The Company's accounting records, and the reports produced from them, must conform to applicable law and to generally accepted accounting principles, must fairly and accurately reflect the Company's transactions and disposition of assets, and must not contain any false or intentionally misleading entries.

5. Compliance with Laws, Rules, and Regulations

Each Senior Officer shall comply, and shall take reasonable steps to cause the Company to comply, with the letter and spirit of all governmental laws, rules, and regulations applicable to the Company, including the securities laws, and shall promptly act in good faith to correct any non-compliance of which the Senior Officer becomes aware.

6. Reporting of Violations

Any Senior Officer, and any other person, who becomes aware of an existing or potential violation of this Code shall promptly report the matter to the Chair of the Audit Committee of the Board of Directors, in care of the Company's Corporate Secretary at the Company's principal executive

offices. Reports may be made confidentially and, to the extent permitted by applicable law, anonymously. The Company will not permit retaliation of any kind against any person for a report made in good faith.

7. Accountability and Waivers

A Senior Officer who violates this Code may be subject to disciplinary action, up to and including removal from office or termination. Any waiver of this Code for a Senior Officer may be made only by the Board or the Audit Committee and will be promptly disclosed to the extent required by Item 5.05 of Form 8-K and other applicable rules and regulations.